KW 3/12/14

[redacted]

14046857

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2014
Washington DC
124

SEC FILE NUMBER
8- 52538

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Newbridge Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1451 W. Cypress Creek Road, Suite # 204
(No. and Street)

Fort Lauderdale	Florida	33309
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert P. Spitler (954) 334-3450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Liggett, Vogt & Webb P.A.
(Name – *if individual, state last, first, middle name*)

1500 Gateway Blvd. STE 202	Boynton Beach, FL	33426	
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 3/20/14

OATH OR AFFIRMATION

I, Robert P. Spitler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newbridge Securities Corporation, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

YVONNE CAROL CASEY-FORD
MY COMMISSION # EE071770
EXPIRES March 08, 2015
(407) 398-0153 FloridaNotaryService.com

Signature

President and CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEWBRIDGE SECURITIES CORPORATION

DECEMBER 31, 2013

FINANCIAL STATEMENTS

LIGGETT, VOGT & WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

NEWBRIDGE SECURITIES CORPORATION
(A MAJORITY OWNED SUBSIDIARY OF
NEWBRIDGE FINANCIAL, INC.)

REPORT PURSUANT TO RULE 17A-5
UNDER THE SECURITIES EXCHANGE ACT OF 1934

NEWBRIDGE SECURITIES CORPORATION
(A MAJORITY OWNED SUBSIDIARY OF NEWBRIDGE FINANCIAL, INC.)

CONTENTS

LIGGETT,
VOGT &
WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1500 Gateway Boulevard, Suite 202
Boynton Beach, FL 33426 / (561) 752-1721

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders of:
Newbridge Securities Corporation
(a majority owned subsidiary of Newbridge Financial, Inc.)

Report on the Financial Statements

We have audited the accompanying financial statements of Newbridge Securities Corporation (a majority owned subsidiary of Newbridge Securities, Inc.), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newbridge Securities Corporation as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, IV, V and VI is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, IV, V and VI has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, IV, V and VI is fairly stated in all material respects in relation to the financial statements as a whole.

Liggett, Vogt & Webb, P.A.

LIGGETT, VOGT & WEBB, P.A.
Certified Public Accountants

Boynton Beach, Florida
February 20, 2014

NEWBRIDGE SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013

ASSETS

CURRENT ASSETS		
Cash	$	690,974
Deposit held at clearing broker		126,794
Cash held in accounts at clearing broker		600,046
Receivable from clearing broker		1,650,661
Securities at market value		17,167
Accounts receivable		5,970
Loans receivable, less allowance for doubtful accounts of $277,012		649,751
Employee advances, less allowance for doubtful accounts of $20,000		903
Interest Receivable		37,815
Prepaid expenses		47,976
Deposits		15,014
TOTAL CURRENT ASSETS		3,843,071
PROPERTY & EQUIPMENT, NET OF ACCUMULATED DEPRECIATION		58,654
TOTAL ASSETS	$	3,901,725

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Payable to clearing broker	$	11,979
Securities sold short at market value		6,427
Accounts payable, accrued expenses, and other liabilities		668,504
Commissions payable		1,837,529
TOTAL CURRENT LIABILITIES		2,524,439
SUBORDINATED BORROWINGS		955,556
TOTAL LIABILITIES		3,479,995
COMMITMENT AND CONTINGENCIES (NOTE 10)		
SHAREHOLDERS' EQUITY		
Common stock--Class A--no par value, 5,000 shares authorized, issued and outstanding		4,981,977
Common stock--Class B--no par value, 1,000 shares authorized, 195 shares issued and outstanding		750,000
Accumulated deficit		(5,310,247)
TOTAL SHAREHOLDERS' EQUITY		421,730
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	3,901,725

The accompanying notes are an integral part of these financial statements

NEWBRIDGE SECURITIES CORPORATION
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

REVENUES:		
Commissions	$	31,558,318
Private placement income		178,899
Investment banking income		1,258,509
Trading income		1,750,459
Interest		245,524
Client transaction service fee income		1,455,195
Other revenue		1,453,113
TOTAL REVENUES		37,900,017
EXPENSES:		
Employee compensation and benefits		32,632,441
Clearing charges		355,014
Management fees		1,800,000
Communications		478,999
Customer settlements		1,166,573
Professional fees		835,162
Regulatory fees and expenses		187,071
Interest expense		106,489
Other operating expenses		772,869
TOTAL OPERATING EXPENSES		38,334,618
NET LOSS BEFORE INCOME TAXES	$	(434,601)
Provision for Income Taxes		(10,000)
NET LOSS	$	(444,601)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING-BASIC AND DILUTED		5,195
LOSS PER COMMON SHARES-BASIC AND DILUTED	$	(85.58)

The accompanying notes are an integral part of these financial statements

NEWBRIDGE SECURITIES CORPORATION
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	COMMON STOCK									
	CLASS A:			CLASS B:			ACCUMULATED			
	SHARES		AMOUNT	SHARES		AMOUNT		DEFICIT		TOTAL
Balance - January 1, 2013	5,000	$	4,981,977	195	$	750,000	$	(4,865,646)	$	866,331
Net Loss	-		-	-		-		(444,601)		(444,601)
Balance December 31, 2013	**5,000**	**$**	**4,981,977**	**195**	**$**	**750,000**	**$**	**(5,310,247)**	**$**	**421,730**

The accompanying notes are an integral part of these financial statements

NEWBRIDGE SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$	(444,601)
Adjustment to reconcile net loss to net cash used in operating activities:		
Depreciation		31,879
Forgiveness of subordinated loan		(238,888)
Decrease in deposits and cash at clearing broker		200,140
Increase in receivable from clearing broker		(182,961)
Decrease in securities at market value		61,476
Decrease in accounts receivable		367,626
Increase in loans receivable		(239,174)
Decrease in employee advances		6,600
Decrease in interest receivable		2,174
Decrease in prepaid expenses		2,188
Decrease in deposits		-
Increase in securities sold short at market value		6,427
Decrease in payable to clearing broker		(23,256)
Decrease in accounts payable, accrued expenses and other liabilities		(157,876)
Increase in commissions payable		262,605
Net cash used in operating activities		(345,641)
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment		(6,392)
Net cash used in investing activities		(6,392)
Net decrease in cash		(352,033)
CASH AT JANUARY 1, 2013		1,043,007
CASH AT DECEMBER 31, 2013	$	690,974

Supplemental disclosure of cash flow information

Cash paid during the year for:		
Income taxes	$	10,000
Interest	$	106,489

The accompanying notes are an integral part of these financial statements

NEWBRIDGE SECURITIES CORPORATION
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2013

Subordinated borrowings at January 1, 2013	$ 1,194,444
Decreases:	
Forgiveness of subordinated loan	(238,888)
Subordinated borrowings at December 31, 2013	$ 955,556

The accompanying notes are an integral part of these financial statements

NOTE 1 – BUSINESS AND ORGANIZATION

Incorporation

The Company was incorporated in Virginia on December 17, 1997 as Ludwig Investments, Inc. In 2000, Newbridge Financial, Inc. (formerly Financial Holdings & Investments Corp.) acquired the Company and renamed the Company Newbridge Securities Corporation. The Company is a majority (96.25%) owned subsidiary of Newbridge Financial, Inc. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 as amended, and is a member of The Financial Industry Regulatory Authority (FINRA).

Nature of business

The Company acts as an introducing broker through a fully disclosed clearing arrangement with a clearing broker-dealer. This broker-dealer provides clearing services, handles funds of the Company's customers, holds securities, and remits customer account activity statements to the Company's customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements and related notes are prepared in accordance with accounting principles generally accepted in the United States of America. Significant accounting policies are as follows:

Revenue recognition

The Company generally acts an agent or as a principal in executing customer orders to buy or sell listed and over-the–counter securities. The company charges commissions based on the services the Company provides to its customers. The company may also recognize a mark-up or mark-down on transactions in which it acts as a principal. Mark-ups, mark-downs, and commissions are generally priced competitively based upon the services the Company provides to its customers and are in compliance with guidelines established by FINRA.

Customer security transaction and the related commission income and expense are recorded on a trade date basis. Customers who are financing their transaction on margin are charged interest, which is billed on the average daily balance of the margin account. The Company's margin requirements are in accordance with the terms and conditions mandated by its clearing firm, COR Clearing, LLC ("COR"),

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Revenue recognition – (continued)

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing financial advisory services. Investment banking management fees are recorded on the offering date, sales concessions on the trade date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Net trading profits result from mark-ups and mark-downs in securities transactions entered into for the account of the Company. Some of these transactions may involve the Company taking a position in securities that may expose the company to losses. Net trading profits are recorded on a trade date basis.

Commissions earned from the sale of certain financial products such as REITS and variable annuities are paid to the Company directly by the product provider via check or wire transfer. These revenues and all corresponding liabilities are recorded as of the date of receipt of funds.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company has been named as a defendant in various customer arbitrations. These claims result from the actions of brokers affiliated with the Company. In addition, under the Newbridge Securities Corporation Registered Representatives contract, each registered representative has indemnified the Company for these claims and is responsible for covering costs in connection with these claims. The Company also carries an errors and omissions insurance policy which may provide coverage for non-recoverable losses incurred as a result of these customer arbitrations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Use of estimates – (continued)

The Company has established liabilities for potential losses from such complaints, legal actions, government investigations and proceedings. In establishing these liabilities, the Company's management uses its judgment to determine the probability that losses have been incurred and a reasonable estimate of the amount of the losses. In making these decisions, we base our judgments on our knowledge of the situations, consultations with legal counsel and our historical experience in resolving similar matters. In many lawsuits, arbitrations and regulatory proceedings, it is not possible to determine whether a liability has been incurred or to estimate the amount of that liability until the matter is close to resolution. However, accruals are reviewed regularly and are adjusted to reflect our estimates of the impact of developments, rulings, advice of counsel and any other information pertinent to a particular matter. Because of the inherent difficulty in predicting the ultimate outcome of legal and regulatory actions, we cannot predict with certainty the eventual loss or range of loss related to such matters. If our judgments prove to be incorrect, our liability for losses and contingencies may not accurately reflect actual losses that result from these actions, which could materially affect results in the period other expenses are ultimately determined. As of December 31, 2013, the Company had accrued $364,256 for these matters. While we will vigorously defend ourselves in these matters and will assert insurance coverage and indemnification to the maximum extent possible, there can be no assurance that these lawsuits and arbitrations will not have a material adverse impact on our financial position.

Securities and brokerage transactions

Proprietary inventory transactions and the related gains and losses are recorded on a trade date basis. Securities owned are reported at fair value and any fluctuations are reported as a component of other revenue. Commission revenue and related expenses are also recorded on a trade date basis.

Receivable from clearing broker

Clearing broker receivables are commissions receivable that are uncollateralized trade obligations due under normal trade terms that require payments within approximately 10 days of the month end. Unpaid balances do not bear interest. Commissions receivable are stated at the amount settled with the Company's clearing broker and payments are remitted monthly. The Company considers commissions receivable to be substantially all collectible. Accordingly, management believes that an allowance for doubtful accounts is not required at December 31, 2013.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Valuation of securities owned

Securities owned use the fair market value as reported by stock exchanges and published quoted prices. Management considers these short-term investments as trading securities and any changes in the market value are recognized in operations.

Loans receivable and interest income

The Company records certain unearned payments to registered representatives as loans receivable. These loans are evidenced by promissory notes and are typically earned over time in accordance with the terms of the employment agreement and promissory note. The firm establishes a reserve for the remaining principal amount of any loan upon termination of the registered representative's employment regardless of the reason for termination or collectability of the remaining balance. The reserve amount is recorded as bad debt expense on the statement of income. Any subsequent recoveries are credited to bad debt expense in the period of recovery. The company has reserved approximately $277,000 as of December 31, 2013.

The promissory notes, referred to above, include a stated rate of interest. The Company's balance sheet reflects interest accrued on the remaining principal balance of all loans receivable as of December 31, 2013.

Property and equipment

Property and equipment are carried at cost. For both financial statement and income tax purposes, depreciation of property and equipment is provided based upon the accelerated methods allowable by tax regulations over the estimated useful lives of the assets, ranging from 5 to 7 years, at the time the assets were placed in service.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Income taxes

The Company files a consolidated income tax return with its Parent and other affiliated companies. The Company computes its income taxes on a separate return basis.

The Company evaluates uncertain tax positions under ASC 740 "Income Taxes". ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken, or expected to be taken, in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits." A liability is recognized (or amount of net operating loss carry forward or amount tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740.

In accordance with ASC 740, interest costs related to unrecognized tax benefits are required to be calculated (if applicable) and would be classified as "Interest expense, net" in the statements of operations. Penalties would be recognized as a component of "General and administrative expenses."

The Company has no uncertain tax positions related to tax years that remain subject to examination by relevant tax authorities. The Company files income tax returns in the United States (federal) and in Florida and various other states and local jurisdictions. The Company is no longer subject to federal, state and local income tax examinations by tax authorities for years prior to 2010. As of December 31, 2013, no liability for unrecognized tax benefits was required to be recorded, and no change in assessment is expected within the next 12 months.

Statement of cash flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less that ninety days, and are not held for sale in the ordinary course of business.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Loss per share

Basic loss per share of common stock is computed by dividing loss available to common shareholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Company had issued no dilutive potential common shares.

Advertising costs

Advertising costs are expensed as incurred. Advertising costs, which are included in business development expenses in the accompanying statement of operations, were approximately $12,162 during the year ended December 31, 2013.

Recently issued accounting standards

Recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA, and the SEC, did not, or are not believed by management, to have material impact on the Company's present or future financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT, NET

Property and equipment are summarized by major classifications as follows:

Furniture and Fixtures	$253,623
Computers & Equipment	505,480
Software	107,550
Leasehold Improvements	27,439
	894,092
Less: accumulated depreciation	835,438
	$ 58,654

Total depreciation expense amounted to $31,879 for the year ended December 31, 2013.

NOTE 4 – FAIR VALUE

The fair value of certain financial instruments of the Company's approximates cost because of their short maturities. The financial instruments includes cash and cash equivalents, accounts receivable, loans receivable, commission payable, and other accrued liabilities. The Company measures and reports fair value in accordance with ASC 820, "Fair Value Measurements and Disclosure." ASC 820 defines fair value as establishing a frame work for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value investments.

Fair value, as defined in ASC 820, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of an asset should reflect its highest and best use by market participants, principal (or most advantageous) markets, and an in-use or in-exchange valuation premise. The fair value of a liability should reflect the risk of non-performance, which includes, among other things, the Company's credit risk.

Valuation techniques are generally classified into three categories: the market approach; the income approach; and the cost approach. The selection and application of one or more of the techniques may require significant judgment and are primarily dependent upon the characteristics of the asset or liability, and the quality and availability of inputs. Valuation techniques used to measure fair value under ASC 820 also provides fair value hierarchy for inputs and resulting measurement as follows:

Level 1
Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2
Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data from substantially the full term of the assets or liabilities; and

Level 3
Unobservable inputs for the asset or liability that are supported by little or no market activity and that are significant to the fair values.

NOTE 4 – FAIR VALUE – (continued)

Fair value measurements are required to be disclosed by the Level within the fair value hierarchy in which the fair value measurements in their entirety fall. Fair value measurements using significant unobservable inputs (in Level 3 measurements) are subject to expanded disclosure requirements including a reconciliation of the beginning and ending balances, separately presenting changes during the period attributable to the following: (i) total gains or losses for the period (realized and unrealized), segregating those gains or losses included in earnings, and a description of where those gains or losses included in earnings are presented in the statement of operations.

The following table presents the Company's fair value hierarchy for those assets and liabilities measure at fair value on a recurring basis as of December 31, 2013.

	December 31, 2013			
	Total	Level 1	Level 2	Level3
Assets				
Securities				
Equities	$ 17,166	$ 17,166	$ -	$ -
Bonds	1	1	-	-
Total assets at fair value	$ 17,167	$ 17,167	$ -	$ -
Liabilities				
Financial instruments sold, not yet purchased:				
Equities	$ 3	$ 3	$ -	$ -
Bonds	6,424	6,424	-	-
Total liabilities at fair value	$ 6,427	$ 6,427	$ -	$ -

NOTE 5 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities & Exchange Commission's uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuates on a daily basis. As of December 31, 2013, the ratio of aggregate indebtedness to net capital was 7.17:1 and net capital was $543,584, which exceeded the minimum net capital requirement by $283,650.

NOTE 6 – DEPOSIT WITH CLEARING BROKER

In accordance with the terms of its clearing arrangement, the Company is required to maintain a minimum balance of $125,000 in a deposit account retained by its clearing broker dealer. The deposit account is interest earning, is held in the name of the Company, and the funds are not available for inclusion by the clearing broker dealer in its computation of net capital or for other operating purposes.

NOTE 7 – RELATED PARTY TRANSACTIONS

Under an agreement between the Company and Newbridge Financial, Inc. (majority shareholder and Parent Company), the Company pays a management fee to the Parent. The management fee is a mutually agreed upon amount and may not represent the cost of obtaining the aforementioned items from an unrelated party. The management fees are paid for financial and administrative services, and for providing office facilities including furniture, fixtures, and equipment. For the year ended December 31, 2013, the total management fee paid to the affiliate was $1,800,000. The Company will be filing a consolidated income tax return with its affiliated group members for the year ended December 31, 2013.

Some of the officers of the Company are also the officers of the Parent and have a direct ownership interest in the Parent. At December 31, 2013, the Company had amounts due from officers of $0. During 2013, the Company paid a total of $36,720 to FINRA on behalf of two of the owners of the Parent and paid $60,000 to a consulting firm owned by the owners of the parent. These payments are reflected in the Company's operating results.

NOTE 8 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit-worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each of its counterparties.

The Company maintains cash balances in several bank accounts that often exceed $250,000. Cash in any individual account in excess of $250,000 is not insured by FDIC and may be exposed to risk. At December 31, 2013, the Company had approximately $547,000 of cash that was not insured by FDIC.

NOTE 9 – EMPLOYEE BENEFIT PLAN

After completing 90 days of employment, each Company employee is eligible to participate in a Section 401(k) plan ("the Plan") that the Parent sponsors. The Company made $18,415 of discretionary matching contributions to the Plan during the year ended December 31, 2013. These contributions are reflected in the Company's operating results. The Company is not required to contribute to the Plan.

NOTE 10 – CONTINGENCIES

At December 31, 2013, various customers have instituted arbitration proceedings against the Company.

In one matter, the client and the Company have subsequently agreed to a settlement of $288,000. The Company's errors and omissions insurance carrier has confirmed that it will pay a claim of $191,694 as part of this settlement agreement. The registered representative named in the matter has agreed to pay $25,000 to The Company as part of this settlement agreement. The Company considers these payments to be substantially all collectible. The financial statements reflect an accrued liability of $71,306 for this matter as of December 31, 2013.

NOTE 10 – CONTINGENCIES – (continued)

Management is contesting all other cases vigorously. Management feels that the outcome of these remaining cases along with the potential for the Company to recover all or a portion of any losses through a claim with professional liability insurance carrier and /or indemnification provided to Company by the registered representative are uncertain. Based on management's estimate, the financial statements reflect an accrual liability of $292,950 for these matters.

Leases

On July 8, 2011, the Company entered into an agreement to lease 3,120 square feet of rentable office space in Chicago, Illinois for $4,225 per month during the first year of occupancy and $4,355 per month during the remainder of the lease. The original lease expiring on July 31, 2013 was extended under existing terms for one year. The extended lease expires on July 31, 2014.

Future minimum commitments related to non-cancelable leases as of December 31, 2013 are as follows:

	Office Leases
For the year ended December 31, 2014:	$ 30,485
Total	$ 30,485

NOTE 11 – EQUITY

The Company has two classes of common shares outstanding. Class A shares have no par value and do have voting rights. All Class A shares outstanding (5,000 shares) are held by the Parent. Class B shares have no par value and no voting rights.

NOTE 12 – SUBORDINATED BORROWINGS

The borrowings under the subordination agreement at December 31, 2013, are due to the Company's clearing broker. The subordinated borrowings bear interest at 8 percent per annum, payable monthly, and such interest payments are current at December 31, 2013. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The subordinated-borrowings note payable had an effective date of September 17, 2008 and an original principal balance of $2,900,000, of which $750,000 was converted to equity, in the form of Class B common stock. This conversion resulted in the clearing broker's having an equity interest of 3.75% of the total number of outstanding shares of the Company. The remaining outstanding shares are all held by the Parent.

As part of the above-mentioned conversion, the principal of the subordinated loan was reduced to $2,150,000, which is forgivable in the amount of $238,888 per year beginning 12 months after the effective date of the loan agreement and ending 9 years after the effective date of the loan agreement. The remaining principal balance as of December 31, 2013 is $955,556

NOTE 13 – INCOME TAXES

The provision (benefit) for income taxes from continued operations for the year ended December 31, 2013 consist of the following:

Current:	
Federal	$ -
State	-
	-
Deferred:	
Federal	$ (116,000)
State	(30,000)
	(146,000)
Provision from the operating Loss	156,000
Provision (benefit) for income Taxes, net	$ 10,000

The difference between income tax expense computed by applying the federal statutory corporate tax rate and actual income tax expense is as follows:

Statutory federal income tax rate	26.00%
State income taxes and other	2.25%
Combined statutory income tax rate	28.25%
Valuation allowance	(26.00%)
Effective tax rate	2.25%

Deferred income taxes result from temporary differences in the recognition of income and expenses for the financial reporting purposes and for tax purposes. The tax effect of these temporary differences representing deferred tax asset and liabilities result principally from the following:

Net operating loss	$1,378,000
Valuation allowance	(1,378,000)
Deferred income tax asset	$ -

NOTE 13 – INCOME TAXES – (Continued)

The Company has a net operating loss carry forward of approximately $4,040,000 available to offset future income through 2033.

A deferred tax asset and an increase in the valuation allowance in the amount of $156,000 has been recorded to recognize the benefit of Federal and Florida net operating loss carry-forwards for financial-reporting purposes at December 31, 2013. This deferred tax asset is offset by a valuation allowance in the same amount because the Company believes it is likely that future benefits will not be realized. Realization of the deferred tax asset is dependent on generating sufficient taxable income in the future. The amount of the deferred tax asset considered realizable could change in the near term if estimates of future taxable income are increased. The Company's Federal and Florida net operating loss carry-forwards for financial-reporting purposes will expire in the year 2033.

The tax provisions or benefits differ from amounts that would be calculated by applying federal statutory rates to income or loss before income taxes because the Company and its Parent are subject to both state and federal income taxes.

NOTE 14 – DIVIDENDS

The Company did not declare or pay any dividends on common shares during the year ended December 31, 2013.

NOTE 15 – SUBSEQUENT EVENTS

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclose through February 20, 2014, the date the financial statements were issued.

Subsequent to December 31, 2013, the Company agreed to the settlement of one matter and participated in substantive settlement negotiations of another matter which are referred to in Note 10. The financial statements reflect an accrued liability for the effect of the settlement and the estimated effect of the settlement agreement under negotiation.

NEWBRIDGE SECURITIES CORPORATION
SCHEDULE I - SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
AS OF DECEMBER 31, 2013

COMPUTATION OF NET CAPITAL

Total shareholders' equity		$ 421,730
Additions:		
Liabilities subordinated to claims of general creditors		955,556
Total capital and allowable subordinated liabilities		1,377,286
Deductions and/or charges		
Nonallowable assets:		
Accounts receivable	$ -	
Loans receivable, less allowance for doubtful loans of $277,012	649,751	
Employee advances, less allowance for doubtful advances of $20,000	903	
Accrued interest	37,815	
Prepaid expenses	47,976	
Deposits	15,014	
Property and equipment, net of accumulated depreciation	58,654	810,113
Net capital before haircuts on securities positions		567,173
Less: Restricted stocks	17,165	
Less: Blockage charges	-	17,165
Less: Haircuts on securities (computed where applicable, pursuant to rule 15c3-1(f))		
Trading and investment securities - stocks, bonds and cd's	6,424	
Undue concentrations	-	6,424
NET CAPITAL		$ 543,584

<u>COMPUTATION OF BASIC NET CAPITAL REQUIREMENT</u>	
Net capital required (greater of a or b)	$ 259,934
a. Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 259,934
b. Minimum dollar amount of net capital required	$ 100,000
Excess Net Capital	$ 283,650

NEWBRIDGE SECURITIES CORPORATION
SCHEDULE II - SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
AS OF DECEMBER 31, 2013

COMPUTATION OF AGGREGATE INDEBTEDNESS

Items included in statement of financial condition			
Payable to clearing broker	$ 11,979		
Accounts payable, accrued expenses and other liabilities	668,504		
Commissions payable	1,837,529		2,518,012
Items not included in statement of financial condition			
Contingencies			1,381,000
Total aggregate indebtredness		$	3,899,012
Ratio of aggregate indebtedness to net capital			7.17

NEWBRIDGE SECURITIES CORPORATION
SCHEDULE III - SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
AS OF DECEMBER 31, 2013

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

The adjustments to FOCUS Report, Part IIA, Form X - 7A5 (Liabilities and ownership equity) as filed for the period ended December 31, 2013 are as follows:

	Unaudited	Adjustments	Audited
Liabilities Included in Aggregate Indebtedness			
Increase in accounts payable, accrued expenses and other liabilities	$ 479,248	$ 189,256	$ 668,504
Increase in commissions payable	1,837,529	-	1,837,529
Other liabilities included in aggregate indebtedness	11,980	-	11,980
	2,328,757	189,256	2,518,013
Non A.-I. Liabilities			
Liabilities subordinated to claims of general creditor:	$ 955,556	$ -	$ 955,556
Other liabilities	6,427	-	6,427
	961,983	-	961,983
Total Liabilities	$ 3,290,740	$ 189,256	$ 3,479,996
Ownership Equity			
The effect of above adjustments on retained earnings	(5,120,991)	(189,256)	(5,310,247)
Common Stock/APIC	5,731,977	-	5,731,977
	610,986	(189,256)	421,730
Total Liabilities and Ownership Equity	$ 3,901,726	$ -	$ 3,901,726

NEWBRIDGE SECURITIES CORPORATION
SCHEDULE IV - SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
AS OF DECEMBER 31, 2013

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

The adjustments to FOCUS Report, Part IIA, Form X - 7A5 (Computation of Net Capital) as filed for the period ended December 31, 2013 are as follows:

	Unaudited	Adjustments	Audited
Total Ownership Equity			
The effect of income adjustments on retained earnings	$ 610,986	$ (189,256)	$ 421,730
Additions			
Liabilities subordinated to claims of general creditors	955,556	-	955,556
Total Capital and allowable subordinated liabilities	1,566,542	(189,256)	1,377,286
Deductions and/or charges			
Non-Allowable Assets	$ 810,113	$ -	$ 810,113
Other Deductions and/or Haircuts	23,589	-	23,589
Total Deductions and/or charges	833,702	-	833,702
Net Capital	$ 732,840	$ (189,256)	$ 543,584

NEWBRIDGE SECURITIES CORPORATION
SCHEDULE V - SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
AS OF DECEMBER 31, 2013

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

The adjustments to FOCUS Report, Part IIA, Form X - 7A5 (Computation of Aggregate Indebtedness) as filed for the period ended December 31, 2013 are as follows:

	Unaudited	Adjustments	Audited
Total A.I. Liabilites from Statement of Financial Condition			
The effect of income adjustments on aggregate indebtedness	$ 2,328,756	$ 189,256	$ 2,518,012
Additions			
Other unrecorded amounts	1,951,000	(570,000)	1,381,000
Total Aggregate Indebtedness	$ 4,279,756	$ (380,744)	$ 3,899,012

NEWBRIDGE SECURITIES CORPORATION
SCHEDULE VI - SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
AS OF DECEMBER 31, 2013

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

With respect to the Computation for Determination of Reserve Requirements and Information relating to the Possession or Control Requirements under Rule 15c3-3, Newbridge Securities Corporation qualified for exemption under subparagraph (k) (2) (ii) of the Rule.

LVW LIGGETT, VOGT & WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1500 Gateway Boulevard, Suite 202
Boynton Beach, FL 33426 / (561) 752-1721

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

To the Board of Directors of Newbridge Securities Corporation
(a majority owned subsidiary of Newbridge Financial, Inc.)

In planning and performing our audit of the financial statements of Newbridge Securities Corporation (a majority owned subsidiary of Newbridge Financial, Inc.) as of and for the year ended December 31, 2013 , in accordance with auditing standards generally accepted in the United States of America, we considered Newbridge Securities Corporation (a majority owned subsidiary of Newbridge Financial, Inc.)'s internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Newbridge Securities Corporation (a majority owned subsidiary of Newbridge Financial, Inc.)'s internal control. Accordingly, we do not express an opinion on the effectiveness of Newbridge Securities Corporation (a majority owned subsidiary of Newbridge Financial, Inc.)'s internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Newbridge Securities Corporation (a majority owned subsidiary of Newbridge Financial, Inc.) including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Newbridge Securities Corporation (a majority owned subsidiary of Newbridge Financial, Inc.) does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Newbridge Securities Corporation (a majority owned subsidiary of Newbridge Financial, Inc.) is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Newbridge Securities Corporation (a majority owned subsidiary of Newbridge Financial, Inc.)'s practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Liggett, Vogt & Webb, P.A.

LIGGETT, VOGT & WEBB, P.A.
Certified Public Accountants

Boynton Beach, Florida
February 20, 2014

LIGGETT, VOGT & WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1500 Gateway Boulevard, Suite 202
Boynton Beach, FL 33426 / (561) 752-1721

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of Newbridge Securities Corporation (a majority owned subsidiary of Newbridge Financial, Inc.)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Newbridge Securities Corporation (a majority owned subsidiary of Newbridge Financial, Inc.), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Newbridge Securities Corporation (a majority owned subsidiary of Newbridge Financial, Inc.)'s compliance with the applicable instructions of Form SIPC-7. Newbridge Securities Corporation (a majority owned subsidiary of Newbridge Financial, Inc.)'s management is responsible for Newbridge Securities Corporation (a majority owned subsidiary of Newbridge Financial, Inc.)'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Liggett, Vogt & Webb, P.A.

LIGGETT, VOGT & WEBB, P.A.
Certified Public Accountants

Boynton Beach, Florida
February 20, 2014